May 30, 2012

To:	United States Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technology
100 F Street, N.E.
Washington, D.C. 20002

Re:	Spindle, Inc. (the “Registrant”), File No.: 333-145088
Form S-1 filed May 15, 2012
Accession Number: 0001077048-12-000285
Film Number: 12846245

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Spindle, Inc. requests withdrawal of the registration statement on Form S-1 filed on May 15, 2012, together with all exhibits and amendments thereto (collectively, the “S-1”).

The submission was intended to be the Registrant’s quarterly report on Form 10-Q (the “10-Q”) for the period ended March 31, 2012.  However, the Registrant’s EDGAR filer mistakenly submitted the 10-Q as an S-1.  Upon realization of the error, the EDGAR filer resubmitted the 10-Q under the correct form type.  The contents of the S-1, and exhibits thereto, are identical to the 10-Q.  The S-1 was not declared effective by the Securities and Exchange Commission (the “Commission”) under the Securities Act.

The Registrant believes that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.  As a result of the error and the facts presented hereto, the Registrant further respectfully requests the Commission remove and delete the S-1 incorrectly filed by the Registrant.

If any further questions or comments should arise, feel free to contact the undersigned via phone at (480) 336-2653 or fax at (888) 725-0613.

Sincerely,

/s/ William Clark

William Clark

President

Spindle, Inc.